Exhibit 99.180

mCloud Provides Financial Update Following Brokered Financing

VANCOUVER, BC, April 23, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, wishes to provide the following financial update following the recent completion of its fully-subscribed overnight marketed offering for gross proceeds of $14,490,000, which is being provided for the purposes of satisfying certain NASDAQ listing requirements. The pro-forma financial information presented below should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2020, which are available on the Company's profile on SEDAR at www.sedar.com:

Proforma Balance Sheet

	April-20	December-31
	2021	2020
	Proforma/Unaudited	Audited
	$	$
ASSETS
Current assets
Cash and cash equivalents	$14,365,483	$1,110,889
Trade and other receivables	8,389,248	6,747,463
Contract asset - current	149,652	153,178
Prepaid expenses and deposits	2,024,962	1,326,319
Current portion of long-term receivables	5,340,463	5,857,386
Total current assets	$30,269,808	$15,195,235
Non-current assets
Contract asset - non-current	$161,716	$161,716
Prepaid expenses and deposits - NC	718,731	718,731
Long-term receivables	2,389,975	2,091,059
Right-of-use assets	3,547,000	3,660,717
Property and equipment	420,000	506,387
Derivative asset	131,400	131,400
Intangible assets	26,511,000	27,766,839
Goodwill	27,052,000	27,086,727
Total non-current assets	$60,931,822	$62,123,576
Total assets	$91,201,630	$77,318,811

LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$989,480	$976,779
Trade payables and accrued liabilities	10,272,000	12,078,028
Deferred revenue	1,863,680	1,771,120
Due to related party	827,654	846,228
Loans and borrowings	3,726,000	4,149,092
Warrant liabilities	562,240	710,924
Current portion of lease liabilities	788,000	835,472
Other liabilities - current	0	5,285,997
Business acquisition payable	1,416,920	1,594,297

Total current liabilities	$20,445,974	$28,247,937

Non-current liabilities
Convertible debentures	$31,374,085	$19,534,988
Lease liabilities	2,929,000	3,109,604
Loans and borrowings - NC	9,735,000	9,953,626
Deferred income tax liability	4,168,905	4,168,905
Business acquisition payable - non-current	821,560	845,232
Total liabilities	$69,474,524	$65,860,292

EQUITY
Share capital	$97,610,611	$83,120,611
Contributed surplus	8,965,000	8,518,476
Accumulated other comprehensive income (loss)	1,980,231	1,669,596
Deficit	(90,494,606)	(85,686,366)

Equity attributable to shareholders	$18,061,236	$7,622,317
Non-controlling interest	3,665,870	3,836,202
TOTAL LIABILITIES AND EQUITY	$91,201,630	$77,318,811

Non-Brokered Financing

The Company also announces that it will no longer be proceeding with its previously announced non-brokered unit offering.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSXV under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSXV under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes, but is not limited to, certain pro-forma financial information of the Company.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated April 12, 2021. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/23/c6275.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:00e 23-APR-21